Exhibit 23.1

The Board of Directors

Sizeler Property Investors, Inc.:

We consent to the use of our report dated January 30, 2004, except for Note I, as to which the dates are February 16, 2004, March 5, 2004 and March 9, 2004, with respect to the consolidated balance sheets of Sizeler Property Investors, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, incorporated herein by reference and to the reference to our firm under the heading “Independent Public Accountants” in the prospectus.

KPMG LLP

New Orleans, Louisiana

April 26, 2004